# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



| | |
|---|---|
| Structured Asset Mortgage Investments II Inc. | 0001243106 |
| Exact Name of Registrant as Specified in Charter | Registrant CIK Number |
| Form 8-K, May 25, 2004, Series 2004-3 | 333-115122 |

Name of Person Filing the Document
(If Other than the Registrant)

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: May 27 ____________, 2004

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
| --- | --- | --- |
| 99.1 | Computational Materials | P* |

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# New Issue Marketing Materials

## $1,494,801,900 (Approximate)

**Bear Stearns ARM Trust**
**Mortgage Pass-Through Certificates, Series 2004-3**

**Wells Fargo Bank, NA**
Master Servicer

**EMC Mortgage Corporation**
Mortgage Loan Seller

**Structured Asset Mortgage Investments II, Inc.**
Depositor

**Bear, Stearns & Co. Inc.**
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of May 1, 2004.

May 21, 2004


 

# $1,494,801,900 (approx)

# Bear Stearns ARM Trust

# Mortgage Pass-Through Certificates, Series 2004-3

# Hybrid ARM Mortgage Loans

| Class | Certificate Size (1) | Expected Ratings (S&P/Mdys) | Credit Enhance %age (2) | Interest Rate Type | Collateral Type | Certificate Type |
|---|---|---|---|---|---|---|
| I-A-1 | $ 203,121,400 | AAA/Aaa | 3.85% | WAC (3) | 3-Yr. Hybrid | Group 1 Senior PT |
| I-A-2 | $ 150,000,000 | AAA/Aaa | 3.85% | WAC (3) | 3-Yr. Hybrid | Group 1 Senior PT |
| I-A-3 | $ 9,829,500 | AAA/Aaa | 3.85% | WAC (3) | 3-Yr. Hybrid | Group 1 Senior PT |
| II-A-1 | $ 616,070,200 | AAA/Aaa | 3.85% | WAC (4) | 5-Yr. Hybrid | Group 2 Senior PT |
| III-A-1 | $ 196,791,700 | AAA/Aaa | 3.85% | WAC (5) | 7-Yr. Hybrid | Group 3 Senior PT |
| IV-A-1 | $ 275,224,200 | AAA/Aaa | 3.85% | WAC (6) | 10-Yr. Hybrid | Group 4 Senior PT |
| B-1 | $ 18,864,200 | AA/Aa2 | 2.60% | WAC (7) | Total Portfolio | Crossed Subordinate |
| B-2 | $ 14,336,800 | A/A2 | 1.65% | WAC (7) | Total Portfolio | Crossed Subordinate |
| B-3 | $ 10,563,900 | BBB/Baa2 | 0.95% | WAC (7) | Total Portfolio | Crossed Subordinate |

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and rating agency analysis.

(3) The Class I-A-1, Class I-A-2 and Class I-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 1 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [3.996%].

(4) The Class II-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 2 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.344%].

(5) The Class III-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 3 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.141%].

(6) The Class IV-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 4 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.938%].

(7) The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Pass-Through Rates of all Senior Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.342%].


 

| | |
|---|---|
| **Depositor/Seller:** | Structured Assets Mortgage Investments II, Inc. ("SAMI II") |
| **Master Servicer:** | Wells Fargo Bank, N.A. |
| **Trustee/Paying Agent:** | U.S. Bank National Association. |
| **Originators:** | The Mortgage Loans were primarily originated by Countrywide Home Loans, Inc. (approx. 97%), E Loan, Inc., Loan City Capital Markets and EverHome Mortgage Company |
| **Servicers:** | The Mortgage Loans will be serviced by Countrywide Home Loans Servicing LP (approx. 97%) and EverHome Mortgage Company. |
| **Cut-off Date:** | May 1, 2004 |
| **Closing Date:** | May 28, 2004 |
| **Rating Agencies:** | Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") |
| **Legal Structure:** | REMIC |
| **Optional Call:** | 10% cleanup call |
| **Distribution Date:** | 25th of each month, or next business day, commencing June 25, 2004 |
| **Remittance Type:** | Scheduled/Scheduled |
| **Form of Registration:** | The investment grade Certificates will be issued in book-entry form through DTC. |
| **Cross-Collateralization:** | The Class B Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool. |
| **ERISA:** | The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws |



 

**SMMEA:** The Senior and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

**Advancing Obligation:** The Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

**Compensating Interest:** The Underlying Servicer is required to cover interest shortfalls as a result of full and partial prepayments to the extent of their aggregate servicing compensation.

**Interest Accrual Period:** The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (27 days).

**Other Certificates:** The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

| Certificate | Orig. Balance | PT Rate |
|---|---|---|
| Class B-4 | $8,300,300 | WAC (see footnote 7) |
| Class B-5 | $3,772,800 | WAC (see footnote 7) |
| Class B-6 | $2,263,994 | WAC (see footnote 7) |

**Collateral Description:** As of May 1, 2004, the aggregate principal balance of the Mortgage Loans described herein is approximately $1.5 billion. The Mortgage Loans are conventional, adjustable rate Six-Month LIBOR, One-Year LIBOR or One-Year Treasury indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 67% (by principal balance) of the mortgage loans allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over their remaining terms. The remaining mortgage loans fully amortize over their original terms (generally 30-years).


 

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (expected as of May 1, 2004):

| MLG | % of Pool | Gross WAC | Net WAC (3) | WAM (mos.) | Gross Margin | Net Margin (3) | Initial Cap | Period Cap | Max Rate | Mos to Roll |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 25.01% | 4.257% | 3.996% | 360 | 2.281% | 2.020% | 2.000% | 2.000% | 10.257% | 36 |
| 2 (1) | 42.46% | 4.800% | 4.344% | 360 | 2.270% | 1.814% | 5.010% | 2.000% | 9.816% | 59 |
| 3 (1) | 13.56% | 4.703% | 4.141% | 360 | 2.263% | 1.701% | 5.000% | 2.000% | 9.703% | 84 |
| 4 (1) | 18.97% | 5.188% | 4.938% | 360 | 2.272% | 2.021% | 5.000% | 2.000% | 10.188% | 120 |
| | | | | | | | | | | |
| **Totals:** | **100%** | **4.725%** | **4.342%** | **360** | **2.272%** | **1.890%** | **4.254%** | **2.000%** | **9.982%** | **68** |

1) The servicing fee on hybrid loans with initial fixed rate periods of five, seven or ten years serviced by Countrywide will be increased from 0.250% to 0.375% at the first rate adjustment date.

NOTE: the information related to the Mortgage Loans described herein reflects information as of the May 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

**Underwriting Standards:** The Mortgage Loans were underwritten to the guidelines of the originators as more fully described in the prospectus supplement

**Credit Enhancement:**

Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class B Certificates are cross-collateralized and provide credit enhancement for the Class A Certificates.

**Cash-Flow Description:**

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

**Available Funds:**

1. Payment of interest to the holders of the Class I-A, Class II-A, Class III-A and Class IV-A Certificates at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof);
2. Payment of principal to the holders of the Class I-A, Class II-A, Class III-A and Class IV-A Certificates in an amount equal to their respective Group's Senior Optimal Principal Amount; and
3. Payment of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive (a) Interest at a rate equal to the Pass-Through Rate (as described on page 2 hereof), and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

**Shifting Interest:**

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including May 2011. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40% and 20% of the Subordinate Percentage over the next four years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to May 2007, 20% or b) after May 2007, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

**Allocation of Losses:** Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group 1 Mortgage Loans will be allocated to the Class I-A Certificates, pro rata, except losses otherwise allocable to the Class I-A-2 Certificates will first be allocated to the Class I-A-3 Certificates until zero, Realized Losses on the Group 2 Mortgage Loans will be allocated to the Class II-A Certificates, Realized Losses on the Group 3 Mortgage Loans will be allocated to the Class III-A Certificates and Realized Losses on the Group 4 Mortgage Loans will be allocated to the Class IV-A Certificates.


 

# STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c ) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BEAR STEARNS

# FASTrader

## BSARM-0403 4A (IV-A)



**FBSARM-0403 A4 (IV-A)**

| | | |
|---|---|---|
| Dated Date: | 5/1/04 | **Pricing** |
| Trade Date: | 1/1/01 | WAC: .00 |
| Settle Date: | 5/28/04 | WAM: .00 |
| Date of 1st CF: | 6/25/04 | Type: |
| Pmts Per Year: | | **Collateral** |
| Manager: | | **Cumulative Prepayment** |
| Face: | .00 | |
| Speed Assumpt.: | | |

**Monthly Prepayment**
Date PSA CPR

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A4 | P-Des: | A4 |
| Cusip: | | Description: | SENIOR-G04 |
| Orig. Bal: | 274,502,500.00 | Current Bal: | 274,502,500.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.94 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**
**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.10 | 1.30 | 1.59 | 2.10 | 2.90 | 3.51 | 3.95 | 4.29 | 4.55 | 4.75 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.91 | 5.05 | 5.16 | 5.25 | 5.34 | 5.41 | 5.47 | 5.53 | 5.69 | 5.76 |

Settlement Date: 5/28/2004 Valuation Date: 5/26/2004 Yield Curve: USD Swap

**Results**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | **1YR_TRES** | | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** |
| | **1Y_LIB** | | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** |
| | **6M_LIB** | | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** |
| | **Prepay** | | **0% CPR** | **10% CPR** | **15% CPR** | **25% CPR** | **40% CPR** | **50% CPR** |
| | **Accrued Int.** | | **1016825.89** | **1016825.89** | **1016825.89** | **1016825.89** | **1016825.89** | **1016825.89** |
| **Price** | **100: 2** | **Yield** | 4.32 | 4.66 | 4.75 | 4.80 | 4.75 | 4.68 |
| **Price** | **100: 6** | **Yield** | 4.31 | 4.64 | 4.72 | 4.76 | 4.68 | 4.59 |
| **Price** | **100:10** | **Yield** | 4.30 | 4.62 | 4.69 | 4.72 | 4.61 | 4.49 |
| **Price** | **100:14** | **Yield** | 4.29 | 4.59 | 4.66 | 4.67 | 4.54 | 4.39 |
| **Price** | **100:18** | **Yield** | 4.28 | 4.57 | 4.63 | 4.63 | 4.46 | 4.30 |
| **Price** | **100:22** | **Yield** | 4.27 | 4.55 | 4.60 | 4.58 | 4.39 | 4.20 |
| **Price** | **100:26** | **Yield** | 4.26 | 4.53 | 4.57 | 4.54 | 4.32 | 4.11 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| FBSARM-0403 A4 (IV-A) | 100.00 | 274,502,500.00 |

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

# FASTrader

## BSARM-0403 2A (II-A)



**FBSARM-0403 A2 (II-A)**

| | | |
|---|---|---|
| Dated Date: | 5/1/04 | **Pricing** |
| Trade Date: | 1/1/01 | WAC: .00 |
| Settle Date: | 5/28/04 | WAM: .00 |
| Date of 1st CF: | 6/25/04 | Type: |
| Pmts Per Year: | | **Collateral** |
| Manager: | | **Cumulative Prepayment** |
| Face: | .00 | |
| Speed Assumpt.: | | |

**Monthly Prepayment**

| Date | PSA | CPR |
|---|---|---|

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A2 | P-Des: | A2 |
| Cusip: | | Description: | SENIOR-G02 |
| Orig. Bal: | 615,389,500.00 | Current Bal: | 615,389,500.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.34 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.10 | 1.30 | 1.59 | 2.10 | 2.90 | 3.51 | 3.96 | 4.29 | 4.55 | 4.75 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.91 | 5.05 | 5.16 | 5.25 | 5.34 | 5.41 | 5.47 | 5.53 | 5.69 | 5.76 |

Settlement Date: 5/28/2004 Valuation Date: 5/26/2004 Yield Curve: USD Swap

**Results**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **1YR_TRES** | | | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** |
| **1Y_LIB** | | | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** |
| **6M_LIB** | | | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** |
| **Prepay** | | | **0% CPR** | **10% CPR** | **15% CPR** | **25% CPR** | **40% CPR** | **50% CPR** |
| **Accrued Int.** | | | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** |
| **Price** | **98:20** | **Yield** | 3.67 | 4.06 | 4.24 | 4.56 | 4.96 | 5.21 |
| **Price** | **98:24** | **Yield** | 3.66 | 4.04 | 4.21 | 4.51 | 4.88 | 5.11 |
| **Price** | **98:28** | **Yield** | 3.65 | 4.02 | 4.19 | 4.47 | 4.81 | 5.01 |
| **Price** | **99: 0** | **Yield** | 3.64 | 4.00 | 4.16 | 4.42 | 4.73 | 4.91 |
| **Price** | **99: 4** | **Yield** | 3.63 | 3.98 | 4.13 | 4.38 | 4.66 | 4.81 |
| **Price** | **99: 8** | **Yield** | 3.62 | 3.95 | 4.10 | 4.33 | 4.59 | 4.72 |
| **Price** | **99:12** | **Yield** | 3.61 | 3.93 | 4.07 | 4.29 | 4.51 | 4.62 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| FBSARM-0403 A2 (II-A) | 100.00 | 615,389,500.00 |

*** Please see attached document for detailed scenario assumptions used. ***

# FASTrader

## BSARM-0403 2A (II-A)



**FBSARM-0403 A2 (II-A)**

| | | |
|---|---|---|
| Dated Date: | 5/1/04 | **Pricing** |
| Trade Date: | 1/1/01 | WAC: .00 |
| Settle Date: | 5/28/04 | WAM: .00 |
| Date of 1st CF: | 6/25/04 | Type: |
| Pmts Per Year: | | **Collateral** |
| Manager: | | **Cumulative Prepayment** |
| Face: | .00 | |
| Speed Assumpt.: | | |

**Monthly Prepayment**

Date PSA CPR

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A2 | P-Des: | A2 |
| Cusip: | | Description: | SENIOR-G02 |
| Orig. Bal: | 615,389,500.00 | Current Bal: | 615,389,500.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.34 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.10 | 1.30 | 1.59 | 2.10 | 2.90 | 3.51 | 3.96 | 4.29 | 4.55 | 4.75 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.91 | 5.05 | 5.16 | 5.25 | 5.34 | 5.41 | 5.47 | 5.53 | 5.69 | 5.76 |

Settlement Date: 5/28/2004 Valuation Date: 5/26/2004 Yield Curve: USD Swap

### Results

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **1YR_TRES** | | | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** |
| **1Y_LIB** | | | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** |
| **6M_LIB** | | | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** |
| **Prepay** | | | **0% CPR** | **10% CPR** | **15% CPR** | **25% CPR** | **40% CPR** | **50% CPR** |
| **Accrued Int.** | | | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** |
| **Price** | **98:19** | **Yield** | 3.67 | 4.07 | 4.25 | 4.57 | 4.98 | 5.23 |
| **Price** | **98:23** | **Yield** | 3.66 | 4.05 | 4.22 | 4.53 | 4.90 | 5.14 |
| **Price** | **98:27** | **Yield** | 3.65 | 4.03 | 4.19 | 4.48 | 4.83 | 5.04 |
| **Price** | **98:31** | **Yield** | 3.64 | 4.00 | 4.16 | 4.44 | 4.75 | 4.94 |
| **Price** | **99: 3** | **Yield** | 3.63 | 3.98 | 4.13 | 4.39 | 4.68 | 4.84 |
| **Price** | **99: 7** | **Yield** | 3.62 | 3.96 | 4.11 | 4.35 | 4.60 | 4.74 |
| **Price** | **99:11** | **Yield** | 3.61 | 3.94 | 4.08 | 4.30 | 4.53 | 4.64 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| FBSARM-0403 A2 (II-A) | 100.00 | 615,389,500.00 |

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

# FASTrader

## BSARM-0403 2A (II-A)



**FBSARM-0403 A2 (II-A)**

| | | | |
|---|---|---|---|
| Dated Date: | 5/1/04 | **Pricing** | |
| Trade Date: | 1/1/01 | WAC: | .00 |
| Settle Date: | 5/28/04 | WAM: | .00 |
| Date of 1st CF: | 6/25/04 | Type: | |
| Pmts Per Year: | | **Collateral** | |
| Manager: | | **Cumulative Prepayment** | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

| Date | PSA | CPR |
|---|---|---|

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A2 | P-Des: | A2 |
| Cusip: | | Description: | SENIOR-G02 |
| Orig. Bal: | 615,389,500.00 | Current Bal: | 615,389,500.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.34 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.10 | 1.30 | 1.59 | 2.10 | 2.90 | 3.51 | 3.96 | 4.29 | 4.55 | 4.75 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.91 | 5.05 | 5.16 | 5.25 | 5.34 | 5.41 | 5.47 | 5.53 | 5.69 | 5.76 |

Settlement Date: 5/28/2004 Valuation Date: 5/26/2004 Yield Curve: USD Swap

### Results

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **1YR_TRES** | | | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** |
| **1Y_LIB** | | | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** |
| **6M_LIB** | | | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** |
| **Prepay** | | | **0% CPR** | **10% CPR** | **15% CPR** | **25% CPR** | **40% CPR** | **50% CPR** |
| **Accrued Int.** | | | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** |
| **Price** | **99:16** | **Yield** | 3.60 | 3.91 | 4.04 | 4.24 | 4.44 | 4.52 |
| **Price** | **99:20** | **Yield** | 3.59 | 3.89 | 4.01 | 4.20 | 4.36 | 4.42 |
| **Price** | **99:24** | **Yield** | 3.58 | 3.87 | 3.98 | 4.16 | 4.29 | 4.33 |
| **Price** | **99:28** | **Yield** | 3.57 | 3.85 | 3.95 | 4.11 | 4.22 | 4.23 |
| **Price** | **100: 0** | **Yield** | 3.56 | 3.82 | 3.93 | 4.07 | 4.15 | 4.13 |
| **Price** | **100: 4** | **Yield** | 3.55 | 3.80 | 3.90 | 4.02 | 4.07 | 4.04 |
| **Price** | **100: 8** | **Yield** | 3.54 | 3.78 | 3.87 | 3.98 | 4.00 | 3.94 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| FBSARM-0403 A2 (II-A) | 100.00 | 615,389,500.00 |

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

# FASTrader
## BSARM-0403 2A (II-A)



**FBSARM-0403 A2 (II-A)**

| | | | |
|---|---|---|---|
| Dated Date: | 5/1/04 | **Pricing** | |
| Trade Date: | 1/1/01 | WAC: | .00 |
| Settle Date: | 5/28/04 | WAM: | .00 |
| Date of 1st CF: | 6/25/04 | Type: | |
| Pmts Per Year: | | **Collateral** | |
| Manager: | | **Cumulative Prepayment** | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

| Date | PSA | CPR |
|---|---|---|

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A2 | P-Des: | A2 |
| Cusip: | | Description: | SENIOR-G02 |
| Orig. Bal: | 615,389,500.00 | Current Bal: | 615,389,500.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.34 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.10 | 1.30 | 1.59 | 2.10 | 2.90 | 3.51 | 3.96 | 4.29 | 4.55 | 4.75 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.91 | 5.05 | 5.16 | 5.25 | 5.34 | 5.41 | 5.47 | 5.53 | 5.69 | 5.76 |

Settlement Date: 5/28/2004 Valuation Date: 5/26/2004 Yield Curve: USD Swap

**Results**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **1YR_TRES** | | | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** |
| **1Y_LIB** | | | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** |
| **6M_LIB** | | | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** |
| **Prepay** | | | **0% CPR** | **10% CPR** | **15% CPR** | **25% CPR** | **40% CPR** | **50% CPR** |
| **Accrued Int.** | | | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** |
| **Price** | **98:26** | **Yield** | 3.65 | 4.03 | 4.20 | 4.49 | 4.85 | 5.06 |
| **Price** | **98:30** | **Yield** | 3.64 | 4.01 | 4.17 | 4.45 | 4.77 | 4.96 |
| **Price** | **99: 2** | **Yield** | 3.63 | 3.99 | 4.14 | 4.40 | 4.70 | 4.86 |
| **Price** | **99: 6** | **Yield** | 3.62 | 3.96 | 4.11 | 4.36 | 4.62 | 4.77 |
| **Price** | **99:10** | **Yield** | 3.61 | 3.94 | 4.08 | 4.31 | 4.55 | 4.67 |
| **Price** | **99:14** | **Yield** | 3.60 | 3.92 | 4.06 | 4.27 | 4.47 | 4.57 |
| **Price** | **99:18** | **Yield** | 3.59 | 3.90 | 4.03 | 4.22 | 4.40 | 4.47 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| FBSARM-0403 A2 (II-A) | 100.00 | 615,389,500.00 |

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

# FASTrader
## BSARM-0403 2A (II-A)



**FBSARM-0403 A2 (II-A)**

| | | | |
|---|---|---|---|
| Dated Date: | 5/1/04 | **Pricing** | |
| Trade Date: | 1/1/01 | WAC: | .00 |
| Settle Date: | 5/28/04 | WAM: | .00 |
| Date of 1st CF: | 6/25/04 | Type: | |
| Pmts Per Year: | | **Collateral** | |
| Manager: | | *Cumulative Prepayment* | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**
Date PSA CPR

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A2 | P-Des: | A2 |
| Cusip: | | Description: | SENIOR-G02 |
| Orig. Bal: | 615,389,500.00 | Current Bal: | 615,389,500.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.34 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**
**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.10 | 1.30 | 1.59 | 2.10 | 2.90 | 3.51 | 3.96 | 4.29 | 4.55 | 4.75 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.91 | 5.05 | 5.16 | 5.25 | 5.34 | 5.41 | 5.47 | 5.53 | 5.69 | 5.76 |

Settlement Date: 5/28/2004 Valuation Date: 5/26/2004 Yield Curve: USD Swap

**Results**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **1YR_TRES** | | | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** |
| **1Y_LIB** | | | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** |
| **6M_LIB** | | | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** |
| **Prepay** | | | **0% CPR** | **10% CPR** | **15% CPR** | **25% CPR** | **40% CPR** | **50% CPR** |
| **Accrued Int.** | | | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** |
| **Price** | **100: 5** | **Yield** | 3.55 | 3.80 | 3.89 | 4.01 | 4.05 | 4.01 |
| **Price** | **100: 9** | **Yield** | 3.54 | 3.78 | 3.86 | 3.97 | 3.98 | 3.92 |
| **Price** | **100:13** | **Yield** | 3.53 | 3.75 | 3.83 | 3.92 | 3.91 | 3.82 |
| **Price** | **100:17** | **Yield** | 3.52 | 3.73 | 3.81 | 3.88 | 3.84 | 3.73 |
| **Price** | **100:21** | **Yield** | 3.51 | 3.71 | 3.78 | 3.84 | 3.77 | 3.63 |
| **Price** | **100:25** | **Yield** | 3.50 | 3.69 | 3.75 | 3.79 | 3.69 | 3.54 |
| **Price** | **100:29** | **Yield** | 3.49 | 3.67 | 3.72 | 3.75 | 3.62 | 3.44 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| FBSARM-0403 A2 (II-A) | 100.00 | 615,389,500.00 |

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

# FASTrader

## BSARM-0403 2A (II-A)



Settlement Date: 5/28/2004 Valuation Date: 5/26/2004 Yield Curve: USD Swap

**FBSARM-0403 A2 (II-A)**

| | | | |
|---|---|---|---|
| Dated Date: | 5/1/04 | **Pricing** | |
| Trade Date: | 1/1/01 | WAC: | .00 |
| Settle Date: | 5/28/04 | WAM: | .00 |
| Date of 1st CF: | 6/25/04 | Type: | |
| Pmts Per Year: | | **Collateral** | |
| Manager: | | **Cumulative Prepayment** | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

Date PSA CPR

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A2 | P-Des: | A2 |
| Cusip: | | Description: | SENIOR-G02 |
| Orig. Bal: | 615,389,500.00 | Current Bal: | 615,389,500.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.34 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.10 | 1.30 | 1.59 | 2.10 | 2.90 | 3.51 | 3.96 | 4.29 | 4.55 | 4.75 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.91 | 5.05 | 5.16 | 5.25 | 5.34 | 5.41 | 5.47 | 5.53 | 5.69 | 5.76 |

**Results**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **1YR_TRES** | | | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** |
| **1Y_LIB** | | | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** |
| **6M_LIB** | | | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** |
| **Prepay** | | | **0% CPR** | **10% CPR** | **15% CPR** | **25% CPR** | **40% CPR** | **50% CPR** |
| **Accrued Int.** | | | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** |
| **Price** | **99:19** | **Yield** | 3.59 | 3.89 | 4.02 | 4.21 | 4.38 | 4.45 |
| **Price** | **99:23** | **Yield** | 3.58 | 3.87 | 3.99 | 4.17 | 4.31 | 4.35 |
| **Price** | **99:27** | **Yield** | 3.57 | 3.85 | 3.96 | 4.12 | 4.24 | 4.25 |
| **Price** | **99:31** | **Yield** | 3.56 | 3.83 | 3.93 | 4.08 | 4.16 | 4.16 |
| **Price** | **100: 3** | **Yield** | 3.55 | 3.81 | 3.90 | 4.03 | 4.09 | 4.06 |
| **Price** | **100: 7** | **Yield** | 3.54 | 3.79 | 3.88 | 3.99 | 4.02 | 3.96 |
| **Price** | **100:11** | **Yield** | 3.53 | 3.76 | 3.85 | 3.95 | 3.95 | 3.87 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| FBSARM-0403 A2 (II-A) | 100.00 | 615,389,500.00 |

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

# FASTrader

## BSARM-0403 2A (II-A)



**FBSARM-0403 A2 (II-A)**

| | | |
|---|---|---|
| Dated Date: | 5/1/04 | **Pricing** |
| Trade Date: | 1/1/01 | WAC: .00 |
| Settle Date: | 5/28/04 | WAM: .00 |
| Date of 1st CF: | 6/25/04 | Type: |
| Pmts Per Year: | | **Collateral** |
| Manager: | | **Cumulative Prepayment** |
| Face: | .00 | |
| Speed Assumpt.: | | |

**Monthly Prepayment**

| Date | PSA | CPR |
|---|---|---|

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A2 | P-Des: | A2 |
| Cusip: | | Description: | SENIOR-G02 |
| Orig. Bal: | 615,389,500.00 | Current Bal: | 615,389,500.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.34 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.10 | 1.30 | 1.59 | 2.10 | 2.90 | 3.51 | 3.96 | 4.29 | 4.55 | 4.75 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.91 | 5.05 | 5.16 | 5.25 | 5.34 | 5.41 | 5.47 | 5.53 | 5.69 | 5.76 |

Settlement Date: 5/28/2004 Valuation Date: 5/26/2004 Yield Curve: USD Swap

**Results**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **1YR_TRES** | | | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** |
| **1Y_LIB** | | | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** |
| **6M_LIB** | | | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** |
| **Prepay** | | | **0% CPR** | **10% CPR** | **15% CPR** | **25% CPR** | **40% CPR** | **50% CPR** |
| **Accrued Int.** | | | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** |
| **Price** | **99:22** | **Yield** | 3.58 | 3.88 | 4.00 | 4.18 | 4.33 | 4.37 |
| **Price** | **99:26** | **Yield** | 3.57 | 3.86 | 3.97 | 4.13 | 4.25 | 4.28 |
| **Price** | **99:30** | **Yield** | 3.56 | 3.83 | 3.94 | 4.09 | 4.18 | 4.18 |
| **Price** | **100: 2** | **Yield** | 3.56 | 3.81 | 3.91 | 4.05 | 4.11 | 4.08 |
| **Price** | **100: 6** | **Yield** | 3.55 | 3.79 | 3.88 | 4.00 | 4.04 | 3.99 |
| **Price** | **100:10** | **Yield** | 3.54 | 3.77 | 3.86 | 3.96 | 3.96 | 3.89 |
| **Price** | **100:14** | **Yield** | 3.53 | 3.75 | 3.83 | 3.91 | 3.89 | 3.80 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| FBSARM-0403 A2 (II-A) | 100.00 | 615,389,500.00 |

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

# FASTrader

## BSARM-0403 2A1 (II-A)



**FBSARM-0403 A2 (II-A)**

| | | | |
|---|---|---|---|
| Dated Date: | 5/1/04 | **Pricing** | |
| Trade Date: | 1/1/01 | WAC: | .00 |
| Settle Date: | 5/28/04 | WAM: | .00 |
| Date of 1st CF: | 6/25/04 | Type: | |
| Pmts Per Year: | | **Collateral** | |
| Manager: | | ***Cumulative Prepayment*** | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

**Date PSA CPR**

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A2 | P-Des: | A2 |
| Cusip: | | Description: | SENIOR-G02 |
| Orig. Bal: | 615,389,500.00 | Current Bal: | 615,389,500.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.34 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.10 | 1.30 | 1.59 | 2.10 | 2.90 | 3.51 | 3.96 | 4.29 | 4.55 | 4.75 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.91 | 5.05 | 5.16 | 5.25 | 5.34 | 5.41 | 5.47 | 5.53 | 5.69 | 5.76 |

Settlement Date: 5/28/2004 Valuation Date: 5/26/2004 Yield Curve: USD Swap

### Results

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **1YR_TRES** | | | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** |
| **1Y_LIB** | | | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** |
| **6M_LIB** | | | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** |
| **Prepay** | | | **0% CPR** | **10% CPR** | **15% CPR** | **25% CPR** | **40% CPR** | **50% CPR** |
| **Accrued Int.** | | | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** | **2005089.74** |
| **Price** | **100: 0** | **Yield** | 3.56 | 3.82 | 3.93 | 4.07 | 4.15 | 4.13 |
| **Price** | **100: 4** | **Yield** | 3.55 | 3.80 | 3.90 | 4.02 | 4.07 | 4.04 |
| **Price** | **100: 8** | **Yield** | 3.54 | 3.78 | 3.87 | 3.98 | 4.00 | 3.94 |
| **Price** | **100:12** | **Yield** | 3.53 | 3.76 | 3.84 | 3.94 | 3.93 | 3.85 |
| **Price** | **100:16** | **Yield** | 3.52 | 3.74 | 3.81 | 3.89 | 3.86 | 3.75 |
| **Price** | **100:20** | **Yield** | 3.51 | 3.72 | 3.78 | 3.85 | 3.78 | 3.65 |
| **Price** | **100:24** | **Yield** | 3.50 | 3.70 | 3.76 | 3.80 | 3.71 | 3.56 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| FBSARM-0403 A2 (II-A) | 100.00 | 615,389,500.00 |

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

# FASTrader

## BSARM-0403 1A1 ()



**FBSARM-0403 AA ()**

| | | | |
|---|---|---|---|
| Dated Date: | 5/1/04 | **Pricing** | |
| Trade Date: | 1/1/01 | WAC: | .00 |
| Settle Date: | 5/28/04 | WAM: | .00 |
| Date of 1st CF: | 6/25/04 | Type: | |
| Pmts Per Year: | | **Collateral** | |
| Manager: | | **Cumulative Prepayment** | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

| Date | PSA | CPR |
|---|---|---|

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | AA | P-Des: | AA |
| Cusip: | | Description: | SENIOR-G01 |
| Orig. Bal: | 202,641,200.00 | Current Bal: | 202,641,200.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.00 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.10 | 1.30 | 1.59 | 2.10 | 2.90 | 3.51 | 3.96 | 4.29 | 4.55 | 4.75 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.92 | 5.06 | 5.17 | 5.26 | 5.35 | 5.41 | 5.48 | 5.54 | 5.70 | 5.77 |

Settlement Date: 5/28/2004 Valuation Date: 5/26/2004 Yield Curve: USD Swap

**Results**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **1YR_TRES** | | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** |
| | **1Y_LIB** | | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** |
| | **6M_LIB** | | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** |
| | **Prepay** | | **0% CPR** | **10% CPR** | **15% CPR** | **25% CPR** | **40% CPR** | **50% CPR** |
| | **Accrued Int.** | | **607249.03** | **607249.03** | **607249.03** | **607249.03** | **607249.03** | **607249.03** |
| **Price** | **100:16+** | **Yield** | 3.46 | 3.51 | 3.52 | 3.53 | 3.46 | 3.37 |
| **Price** | **100:20+** | **Yield** | 3.45 | 3.49 | 3.50 | 3.48 | 3.39 | 3.27 |
| **Price** | **100:24+** | **Yield** | 3.44 | 3.47 | 3.47 | 3.44 | 3.32 | 3.18 |
| **Price** | **100:28+** | **Yield** | 3.43 | 3.45 | 3.44 | 3.40 | 3.25 | 3.08 |
| **Price** | **101: 0+** | **Yield** | 3.42 | 3.42 | 3.41 | 3.35 | 3.18 | 2.99 |
| **Price** | **101: 4+** | **Yield** | 3.41 | 3.40 | 3.38 | 3.31 | 3.11 | 2.89 |
| **Price** | **101: 8+** | **Yield** | 3.40 | 3.38 | 3.36 | 3.27 | 3.03 | 2.80 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| FBSARM-0403 AA () | 100.00 | 202,641,200.00 |

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

# FASTrader

## BSARM-0403 1A1 ()



FBSARM-0403 AA ()

| | | | |
|---|---|---|---|
| Dated Date: | 5/1/04 | **Pricing** | |
| Trade Date: | 1/1/01 | WAC: | .00 |
| Settle Date: | 5/28/04 | WAM: | .00 |
| Date of 1st CF: | 6/25/04 | Type: | |
| Pmts Per Year: | | **Collateral** | |
| Manager: | | **Cumulative Prepayment** | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

| Date | PSA | CPR |
|---|---|---|

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | AA | P-Des: | AA |
| Cusip: | | Description: | SENIOR-G01 |
| Orig. Bal: | 202,641,200.00 | Current Bal: | 202,641,200.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.00 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1.10 | 1.30 | 1.59 | 2.10 | 2.90 | 3.51 | 3.96 | 4.29 | 4.55 | 4.75 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.92 | 5.06 | 5.17 | 5.26 | 5.35 | 5.41 | 5.48 | 5.54 | 5.70 | 5.77 |

Settlement Date: 5/28/2004 Valuation Date: 5/26/2004 Yield Curve: USD Swap

**Results**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **1YR_TRES** | | | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** | **1.31000** |
| **1Y_LIB** | | | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** | **1.34000** |
| **6M_LIB** | | | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** | **1.23000** |
| **Prepay** | | | **0% CPR** | **10% CPR** | **15% CPR** | **25% CPR** | **40% CPR** | **50% CPR** |
| **Accrued Int.** | | | **607249.03** | **607249.03** | **607249.03** | **607249.03** | **607249.03** | **607249.03** |
| **Price** | **99:12** | **Yield** | 3.55 | 3.70 | 3.78 | 3.93 | 4.12 | 4.24 |
| **Price** | **99:16** | **Yield** | 3.54 | 3.68 | 3.75 | 3.88 | 4.05 | 4.14 |
| **Price** | **99:20** | **Yield** | 3.53 | 3.66 | 3.72 | 3.84 | 3.98 | 4.05 |
| **Price** | **99:24** | **Yield** | 3.52 | 3.64 | 3.70 | 3.79 | 3.90 | 3.95 |
| **Price** | **99:28** | **Yield** | 3.51 | 3.62 | 3.67 | 3.75 | 3.83 | 3.85 |
| **Price** | **100: 0** | **Yield** | 3.50 | 3.60 | 3.64 | 3.71 | 3.76 | 3.76 |
| **Price** | **100: 4** | **Yield** | 3.49 | 3.58 | 3.61 | 3.66 | 3.69 | 3.66 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| FBSARM-0403 AA () | 100.00 | 202,641,200.00 |

*** Please see attached document for detailed scenario assumptions used. ***

## STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

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General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The
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## STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.